Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
First Six Months of 2018 Financial Results

BEIJING — November 29, 2018 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the first six months of 2018 ended June 30, 2018.

First Six Months of 2018 Financial Overview

•	Net revenues were RMB418.2 million (US$63.2 million), compared with RMB409.4 million for the first six months of 2017.
•	Gross profit was RMB104.0 million (US$15.7 million), compared with a gross profit of RMB31.8 million for the first six months of 2017.
•	Net loss was RMB36.1 million (US$5.5 million), compared with a net loss of RMB125.9 million for the first six months of 2017.
•	Adjusted EBITDA (non-GAAP) was a loss of RMB11.1 million (US$1.7 million), compared with adjusted EBITDA (non-GAAP) loss of RMB113.1 million for the first six months of 2017.

In the first half year of 2018, our strategy is focusing on core CDN services and related business, which is the main drive of the Company’s revenue. Especially, we received sales order from a major customer and led to an improvement in our revenue. In addition, we have an increase in gross margin, which mainly attributable to cost control measurement and efficiency improvement as we began to take the use of the public cloud server which is cost-efficient. We were also making progress in IDC services with multiple customers, such as Alibaba Group, China Minsheng Bank (CMBC) etc.

We disclosed the lawsuit against Beijing Federation of Supply and Marketing Cooperatives, or BFSMC, in the Company’s annual report for 2017 on Form 20-F filed on April 30, 2018, which arising from the agreement with BFSMC to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du. There is no major update for the lawsuit as of June 30, 2018.

First Six Months of 2018 Financial Results

Net revenues for the first six months of 2018 were RMB418.2 million (US$63.2 million), a 2.1% increase from the first six months of 2017. The increase in net revenues was primarily attributable to the increased sales orders from major customer. The Company adopted Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers on January 1, 2018 using the cumulative effect method. The new standard does not have significant impact on our recognition of revenue, therefore, the comparative information was not adjusted.

Cost of revenues for the first six months of 2018 decreased by 17% year-over-year to RMB314.2 million (US$47.5 million). Gross margin for the first six months of 2018 was 24.9%, compared with7.8% for the same period in 2017.

Non-GAAP gross margin, which excludes share-based compensation, was 24.9% for the first six months of 2018, compared with 7.8% for the first six months of 2017. The increase in gross margin was mainly attributable to cost control measure and efficiency improvement.

Sales and marketing expenses for the first six months of 2018 were RMB20.4 million (US$3.1 million), or 4.9% of net revenues, a 39.9% decrease from the first six months of 2017. The decrease in sales and marketing expenses, was primarily attributable to the decrease in staff cost and cost control measure.

General and administrative expenses for the first six months of 2018 were RMB63.9 million (US$9.7 million), or 15.3% of net revenues, an 8.5% decrease from the first six months of 2017. The decrease in general and administrative expenses for the first six months of 2018, compared with the first six months of 2017, was primarily attributable to a decrease in staff cost.

Research and development (R&D) expenses for the first six months of 2018 were RMB36.1 million (US$5.5 million), or 8.6% of net revenues, a 12.5% decrease from the first six months of 2017, was primarily attributable to a decrease in staff cost.

Operating loss was RMB20.9 million (US$3.2 million) for the first six months of 2018, compared with an operating loss of RMB130.4 million for the same period of 2017. Non-GAAP operating loss, which excludes share-based compensation expenses, and impairment of long lived assets, was RMB20.3 million (US$3.1 million) for the first six months of 2018, an 83.5% decrease from the six month of 2017, which was RMB123.0 million.

Income tax expense was RMB0.01 million for the first six months of 2018, compared with income tax benefit of RMB9.5 million for the first six months of 2017. In first six months of 2017, Income tax benefit of RMB9.5 million was generated from the recognition of the deferred tax assets for the losses carried forward, which had been considered full valuation allowance at 31 December 2017, as it is more likely than not that the Group won’t generate enough taxable profit in foreseeable futures. The Group took the same position as of 30 June 2018.

Net loss was RMB36.1 million (US$5.5 million) for the first six months of 2018, compared with a net loss of RMB125.9 million for the first six months of 2017. Net loss per basic and diluted American depositary share (“ADS”) for the first six months of 2018 was RMB1.34 (US$0.2) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange gain (loss) and impairment of long-lived assets, was a loss of RMB11.1 million (US$1.7 million) for the first six months of 2018. Adjusted EBITDA (non-GAAP) was a loss of RMB113.1 million for the first six months of 2017.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expenses, foreign exchange gain (loss) and impairment of long-lived assets, was RMB26.3 million (US$4.0 million) for the first six months of 2018, compared with adjusted net loss (non-GAAP) of RMB111.5 million for the first six months of 2017. Non-GAAP net loss per basic and diluted ADS for the first six months of 2018 was RMB0.99 (US$0.15) each.

Balance Sheet

As of June 30, 2018, the Company had cash and cash equivalents of RMB103.6 million (US$15.7 million), compared with RMB106.7 million as of December 31, 2017. As of June 30, 2018, net current liability was RMB730.4 million (US$110.4 million), compared with net current liability of RMB822.9 million as of December 31, 2017. The net current liability of RMB730.4 million as of June 30, 2018, may raise substantial doubt about the Company’s ability to continue as a going concern. The Company has been implementing a comprehensive plan as described in Note 2 of the consolidated financial statements included in the Company’s annual report for 2017 on Form 20-F filed on April 30, 2018.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is a major total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit (loss), the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense and foreign exchange gain (loss).

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain (loss) and impairment of long lived assets that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, the Company’s working capital needs;
•	They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;
•	They do not reflect income taxes or the cash requirements for any tax payments;
•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;
•	While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and
•	Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as ChinaCache’s strategic and operational plans contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ChinaCache’s goals and strategies; ChinaCache’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, ChinaCache’s services; ChinaCache’s expectations regarding keeping and strengthening its relationships with customers; ChinaCache’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where ChinaCache provides solutions and services. Further information regarding these and other risks is included in ChinaCache’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408-5686

Email: ir@chinacache.com

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Jun 30	As of Jun 30
	2017	2018	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	106,708	103,633	15,661
Restricted Cash	-	-	-
Accounts receivable, net	161,043	172,482	26,066
Prepaid expenses and other current assets	212,984	245,927	37,165
Amount due from subsidiary held for sale	2,025	3,027	457
Assets held for sale	581,731	583,142	88,126
Total current assets	1,064,491	1,108,211	167,475

Non-current assets
Restricted Cash	-	-	-
Property and equipment, net	53,326	51,768	7,823
Intangible assets, net	165	137	21
Land use rights, net	32,902	32,537	4,917
Long term investments	30,148	30,148	4,556
Cloud infrastructure construction in progress	416,352	447,986	67,701
Deferred tax assets, net	-	-	-
Long term deposits and other non-current assets	8,651	6,759	1,021
Total non-current assets	541,544	569,335	86,039

Total Assets	1,606,035	1,677,546	253,514

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	9,960	9,960	1,505
Accounts payable	367,924	380,638	57,523
Accrued employee benefits	44,465	38,931	5,883
Accrued expenses and other payable	1,293,657	1,243,854	187,976
Income tax payable	34,087	33,786	5,106
Liabilities for uncertain tax positions	44,250	44,250	6,687
Amounts due to related parties	18	19	3
Current portion of long term borrowings	32,642	50,676	7,658
Current portion of capital lease obligations	42,735	17,176	2,595
Deferred government grant	13,000	13,000	1,965
Amounts due to subsidiaries held for sale	737	1,398	211
Liabilities held for sale	3,888	4,960	750
Total current liabilities	1,887,363	1,838,648	277,862

Non-current liabilities
Long-term borrowings	211,578	362,272	54,748
Non-current portion of capital lease obligations	1,421	-	-
Deferred government grant	6,580	4,813	727
Total non-current liabilities	219,579	367,085	55,475

Total Liabilities	2,106,942	2,205,733	333,337

Total ChinaCache International Holdings Ltd. shareholders’ deficit	(498,587)	(525,331)	(79,391)
Noncontrolling interest	(2,320)	(2,856)	(432)

Total shareholder’s deficit	(500,907)	(528,187)	(79,823)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,606,035	1,677,546	253,514

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Six Months Ended
	Jun 30, 2017	Jun 30, 2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	409,428	418,209	63,201
Cost of revenues	(377,652)	(314,218)	(47,486)

Gross (loss) profit	31,776	103,991	15,715
Other operating income (loss)	(9,877)	(12,126)	(1,832)
Sales & marketing expenses	(33,961)	(20,414)	(3,085)
General & administrative expenses	(69,781)	(63,867)	(9,652)
Provision for doubtful accounts receivable and other receivable	-	8,530	1,289
Research & development expenses	(41,269)	(36,118)	(5,458)
Impairment of long lived assets	(7,276)	(937)	(142)

Operating loss	(130,388)	(20,941)	(3,165)
Interest income	1,268	267	40
Interest expense	(9,197)	(12,921)	(1,953)
Other income	9,876	6,624	1,001
Foreign exchange gain (loss), net	(6,950)	(9,129)	(1,380)

Loss before income taxes	(135,391)	(36,100)	(5,457)
Income tax benefit	9,516	(10)	(2)

Net loss	(125,875)	(36,110)	(5,459)

Net loss attributable to the noncontrolling interest	(311)	(536)	(81)

Net loss attributable to the Company’s shareholders	(125,564)	(35,574)	(5,378)

Foreign currency translation	3,679	8,566	1,311
Unrealized holding gain on available-for-sale investments	-	-	-

Total other comprehensive income, net of tax	3,679	8,566	1,311

Comprehensive loss	(122,196)	(27,544)	(4,148)

Comprehensive loss attributable to the noncontrolling interest	(311)	(536)	(81)

Comprehensive loss attributable to the Company’s shareholders	(121,885)	(27,008)	(4,067)

Loss per ordinary share:
Basic	(0.30)	(0.08)	(0.01)
Diluted	(0.30)	(0.08)	(0.01)

Loss per ADS*:
Basic	(4.80)	(1.34)	(0.20)
Diluted	(4.80)	(1.34)	(0.20)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	422,048,996	424,915,375	424,915,375
Diluted	422,048,996	424,915,375	424,915,375

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Six Months Ended
	Jun 30, 2017	Jun 30, 2018	Jun 30, 2018
	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange gain (loss), transaction tax on assets transfer, impairment of long lived assets and impairment of long term investments

Net loss	(125,875)	(36,110)	(5,457)
Depreciation	-	2,566	388
Amortization	-	-	-
Interest expense	9,197	12,921	1,953
Interest income	(1,268)	(267)	(40)
Income tax benefit	(9,516)	10	2
Share-based compensation	103	(261)	(39)
Foreign exchange (gain) loss	6,950	9,129	1,380
Impairment of long lived assets	7,276	937	142
Adjusted EBITDA	(113,133)	(11,075)	(1,674)
Margin%	-27.6%	-2.6%	-2.6%

Adjusted net loss— defined as net loss before share-based compensation, foreign exchange gain (loss), penalties on uncertain tax positions, transaction tax on assets transfer, impairment of long-lived assets and impairment of long term investments

Net loss	(125,875)	(36,110)	(5,457)
Share-based compensation	103	(261)	(39)
Foreign exchange (gain) loss	6,950	9,129	1,380
Impairment of long lived assets	7,276	937	142
Adjusted net loss	(111,546)	(26,305)	(3,975)
Margin%	-27.2%	-6.3%	-6.3%
Loss per ordinary share:
Basic	(0.26)	(0.06)	(0.01)
Diluted	(0.26)	(0.06)	(0.01)
Loss per ADS:
Basic	(4.16)	(0.99)	(0.15)
Diluted	(4.16)	(0.99)	(0.15)

Non-GAAP gross profit (loss) — defined as gross profit (loss) before share-based compensation expense

Gross (loss) profit	31,776	103,991	15,715
Plus: Share-based compensation	217	230	35
Non-GAAP gross (loss) profit	31,993	104,221	15,750
Margin%	7.8%	24.9%	24.9%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	33,961	20,414	3,085
Minus: Share-based compensation	627	(59)	(9)
Non-GAAP sales & marketing expenses	34,588	20,355	3,076
% of net revenues	8.4%	4.9%	4.9%

General & administrative expenses	69,781	63,867	9,652
Minus: Share-based compensation	(475)	780	118
Non-GAAP general & administrative expenses	69,306	64,647	9,770
% of net revenues	16.9%	15.5%	15.5%

Research & development expenses	41,269	36,118	5,458
Minus: Share-based compensation	(38)	(230)	(35)
Non-GAAP research & development expenses	41,231	35,888	5,424
% of net revenues	10.1%	8.6%	8.6%

Non-GAAP operating loss — defined as GAAP operating loss before share-based compensation expense, transaction tax on assets transfer, impairment of long-lived assets and impairment of long term investments

Operating loss	(130,388)	(20,941)	(3,165)
Share-based compensation	103	(261)	(39)
Impairment of long lived assets	7,276	937	142
Non-GAAP operating loss	(123,009)	(20,265)	(3,063)
Margin%	-30.0%	-4.8%	-4.8%